UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: May 20, 2026

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

Combined General Meeting

Cellectis S.A. (the “Company”) will hold its Combined General Meeting of Shareholders on June 25, 2026 beginning at 2:30 p.m. (Paris time) at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

Additional information regarding the Combined General Meeting of Shareholders will be available to shareholders on the Company’s website in the Investors section (https://www.cellectis.com/en/investors/general-meetings/).

The Company’s Notice of Combined General Meeting of Shareholders, which is attached as an Exhibit hereto, is incorporated by reference herein.

EXHIBITS

Exhibit	Title
99.1	Notice of Combined Shareholders’ Meeting (including Text of Resolutions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

May 20, 2026	By:	/s/ André Choulika
André Choulika
Chief Executive Officer